VIA EDGAR

October 10, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jeffrey P. Riedler

   Austin Stephenson

Re:          Sophiris Bio Inc.

Application for Withdrawal of Post-Effective Amendment No. 1 to Form S-1 on Form S-3

File No. 333-196331

SEC Accession No. 0001437749-14-017130

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sophiris Bio Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Post-Effective Amendment No. 1 to Form S-1 on Form S-3 filed on September 16, 2014 (File No. 333-196331), together with all exhibits thereto (collectively, “Post-Effective Amendment No. 1”).

No securities were sold or will be sold pursuant to Post-Effective Amendment No. 1, and Post-Effective Amendment No. 1 was not declared effective. The Registrant submits this request for withdrawal because it does not desire to register the securities for resale on a Registration Statement on Form S-3 at this time, and desires, instead, to retain the registration of such resale on its Registration Statement on Form S-1 (File No. 333-196331), which was declared effective by the Commission on June 19, 2014.

On the basis of the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of Post-Effective Amendment No. 1 be issued by the Commission as soon as possible. Please send a copy of the written order granting such withdrawal to Karen E. Deschaine, Esq. at Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121, facsimile number: (858) 550-6420, email: kdeschaine@cooley.com.

If you have any questions with respect to this matter, please contact Karen E. Deschaine, Esq. at Cooley LLP at (858) 550-6088.

Thank you for your assistance with this matter.

Sincerely, SOPHIRIS BIO INC.

By:	/s/ Peter T. Slover
Peter T. Slover, Chief Financial Officer

cc:     Barbara Borden, Esq.